SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Midas, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Gearshift Merger Corp.

a wholly owned subsidiary of

TBC Corporation

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Terry Trantina SVP, General Counsel & Secretary TBC Corporation 4300 TBC Way Palm Beach Gardens, FL 33410 (561) 383-3127

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Alan J. Neuwirth, Esq. Bradley K. Edmister, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (212) 309-6110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

IMPORTANT ADDITIONAL INFORMATION:

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Gearshift Merger Corp. (“Purchaser”), a wholly-owned subsidiary of TBC Corporation, for all shares of outstanding common stock and associated preferred stock purchase rights of Midas, Inc. (“Midas”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 12, 2012, by and among Midas, Purchaser and TBC Corporation.

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 13, 2012 by TBC Corporation and Midas, Inc.